UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                          FORM U-3A-2

                        File No. 69-242

   Statement by Holding Company Claiming Exemption Under Rule
    U-3A-2 from the Provisions of the Public Utility Holding
                 Company Act of 1935 (the Act)


             To Be Filed Annually Prior to March 1


                      ENERGEN CORPORATION
                       (Name of company)


hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. The claimant Energen Corporation, an Alabama corporation, is a holding company with the following direct and indirect subsidiaries. Unless otherwise noted, each subsidiary is an Alabama corporation:

          Alabama Gas Corporation is a natural gas distribution company and has the following subsidiary:

               Midtown NGV, Inc. is in the business of marketing natural gas as a vehicle fuel.

                Energen Resources Corporation is an oil and gas exploration and production company. Formerly named Taurus Exploration U.S.A., Inc., it is the surviving corporation of its September 30, 1998 merger with Taurus Exploration, Inc. Energen Resources Corporation has the following subsidiaries:

               Energen Resources MAQ, Inc., a Delaware corporation was acquired October 15, 1998 and is an oil and gas exploration and production company with the following subsidiary:

                    Horse Creek Trading and Compression Company, a Delaware corporation, is in the business of gas gathering and compression.

                    (Since Energen Resources MAQ, Inc. was acquired after the end of the 1998 fiscal year, neither it nor Horse Creek Trading and Compression Company is included in the attached consolidating financial statements.)

               Basin Pipeline Corp., which prior to September 30, 1998, was a direct subsidiary of Energen Corporation, is in the business of gathering and transporting natural gas and coalbed methane.

               Energen Resources TEAM, Inc. is an owner and operator of coalbed methane properties.

          EGN Services, Inc. is a wholesale distributor of gas appliances.

          American Heat Tech, Inc. has a passive investment in a company that owns certain high temperature combustion technology patents, licenses and royalty rights.

          A former subsidiary, Graves Well Drilling Company, Inc., was dissolved during the first quarter of fiscal 1998.


     The business address of the Claimant and each of its subsidiaries is:

                     605 21st Street North
                 Birmingham, Alabama 35203-2707

     2. Alabama Gas Corporation, one of the Claimant's subsidiaries, is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Alabama Gas Corporation consist primarily of gas distribution systems serving communities in central and northwest Alabama. Alabama Gas Corporation also owns facilities for the liquefaction, storage, and revaporization of liquid natural gas; warehouses; office buildings; and other miscellaneous equipment and prope rty. The Federal Power Commission (now Federal Energy Regulatory Commission), by order issued September 21, 1954 in Docket No. G-2575, has declared Alabama Gas Corporation to be exempt from the provisions of the Natural Gas Act, 15 U.S.C. 717 (c). Neither Claimant nor any of its subsidiaries other than Alabama Gas Corporation is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

     3. The following is information for the last fiscal year with respect to Claimant and its subsidiary public utility company, Alabama Gas Corporation:

          a.   Mcf  of  natural  or  manufactured  gas  distributed  at  retail:
               44,785,000 Mcf. MCF of natural or manufactured gas transported on behalf of end users: 70,563,000 Mcf

          b. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized: None

          c. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized, or at the State line:
               None

          d. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:
               43,917,472 Mcf


     4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last fiscal year ended September 30, 1998, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such fiscal year is attached hereto as Exhibit A and made a part hereof. An EDGAR Financial Data Schedule is attached hereto as Exhibit B. Exhibit C with respect to an EWG or foreign utility company is not applicable to Claimant.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25 day of February, 1999.

                                   ENERGEN CORPORATION
                                   (Name of Claimant)


                                   By  /s/  Wm. Michael Warren, Jr.
                                       Wm. Michael Warren, Jr.
                                       Its Chairman of the Board
CORPORATE SEAL

ATTEST:

By   /s/ J. David Woodruff, Jr.
     J. David Woodruff, Jr.
     Its Assistant Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

J. David Woodruff, Jr.
Assistant Secretary
605 21st Street North
Birmingham, Alabama  35203-2707